SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-1(a)

(Amendment No. 2)*

CLEARWIRE CORPORATION
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

18538Q105
(CUSIP Number)

Arthur R. Block, Esq. Senior Vice President, General Counsel and Secretary Comcast Corporation One Comcast Center Philadelphia, Pennsylvania 19103-2838 (215) 286-1700
(Name, address and telephone number of Person
Authorized to Receive Notices and Communications)

David L. Caplan, Esq. William J. Chudd, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 701 5800

July 2, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “ Act ”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 18538Q105	13D	Page 1 of 6

1	Name of reporting person: Comcast Corporation
2	Check the appropriate box if a member of a group
	(a)	☐
	(b)	☒
3	SEC use only
4	Source of funds: WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or place of organization: Pennsylvania
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power: 0
	8	Shared Voting Power: 88,504,132*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 88,504,132*
11	Aggregate amount beneficially owned by each reporting person: 88,504,132*
12	Check box if the aggregate amount in Row (11) excludes certain shares	☒**
13	Percent of class represented by amount in Row (11): 12.7%*
14	Type of reporting person: CO

*
See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in this Schedule 13D.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See Item 5(a)-(b) of this Schedule 13D.

CUSIP No. 18538Q105	13D	Page 2 of 6

1	Name of reporting person: Comcast Wireless Investment, LLC
2	Check the appropriate box if a member of a group
	(a)	☐
	(b)	☒
3	SEC use only
4	Source of funds: AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power: 0
	8	Shared Voting Power: 88,504,132*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 88,504,132*
11	Aggregate amount beneficially owned by each reporting person: 88,504,132*
12	Check box if the aggregate amount in Row (11) excludes certain shares	☒**
13	Percent of class represented by amount in Row (11): 12.7%*
14	Type of reporting person: OO

*
See discussion in Items 4 through 6 of this Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in this Schedule 13D.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	See Item 5(a)-(b) of this Schedule 13D.

CUSIP No. 18538Q105	13D	Page 3 of 6

This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed on October 22, 2012 (the “Initial Schedule 13D” and, as amended by Amendment No. 1 thereto filed on December 19, 2012 and this Amendment, the “Schedule 13D”) by Comcast Corporation, a Pennsylvania corporation (“Comcast”), and Comcast Wireless Investment, LLC, a Delaware limited liability company (“Comcast LLC” and, collectively with Comcast, the “Comcast Entities” or the “Reporting Persons”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”).

EXPLANATORY NOTE REGARDING PRIOR JOINT SCHEDULE 13D

This Schedule 13D relates to the Statement on Schedule 13D filed on December 5, 2008 (the “Initial Joint 13D Filing”), as amended by Amendment No. 1 thereto filed on February 27, 2009, Amendment No. 2 thereto filed on November 12, 2009, Amendment No. 3 thereto filed on December 22, 2009, Amendment No. 4 thereto filed on December 7, 2010, Amendment No. 5 thereto filed on December 14, 2010, Amendment No. 6 thereto filed on May 13, 2011, Amendment No. 7 thereto filed on June 8, 2011, Amendment No. 8 thereto filed on December 16, 2011, Amendment No. 9 thereto filed on February 24, 2012, Amendment No. 10 thereto filed on March 14, 2012, Amendment No. 11 thereto filed on June 15, 2012, Amendment No. 12 thereto filed on September 14, 2012, and Amendment No. 13 thereto filed on October 3, 2012 (the Initial Joint 13D Filing, as so amended through Amendment No. 13, the “Prior Joint Schedule 13D”).  The Prior Joint Schedule 13D was jointly filed on behalf of (i) the Reporting Persons, (ii) Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo” and, together with Sprint, the “Initial Sprint Entities”), (iii) Bright House Networks, LLC, a Delaware limited liability company (“BHN”), BHN Spectrum Investments, LLC, a Delaware limited liability company (“BHN Spectrum”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”, and, collectively with BHN and BHN Spectrum, the “BHN Entities”), (iv) Eagle River Holdings, LLC, a Washington limited liability company (“ERH”) and Craig O. McCaw, an individual (“Mr. McCaw” and, together with ERH, the “ERH Entities”), and (v) certain other beneficial owners of Class A Common Stock that were previously party to the Equityholders’ Agreement described in this Schedule 13D.

On October 17, 2012, the Reporting Persons elected to report their beneficial ownership of Class A Common Stock apart from the Initial Sprint Entities, the BHN Entities and the ERH Entities.  Accordingly, this Schedule 13D is filed solely by the Reporting Persons.  Nonetheless, this Schedule 13D is a continuation of the Reporting Persons’ beneficial ownership reporting of Class A Common Stock set forth in the Prior Joint Schedule 13D, and as such, information from the Prior Joint Schedule 13D has been incorporated herein by reference as if set forth in full herein.  The Initial Joint 13D Filing and all amendments thereto through Amendment No. 13 are filed as Exhibits 99.1 through Exhibit 99.14 to the Schedule 13D, respectively, and incorporated herein by reference.

All capitalized terms used in the Schedule 13D and not defined herein have the meanings ascribed to such terms in the Prior Joint Schedule 13D.

Item 1. Security and Issuer.

No material change.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

Item 4 of the Initial Schedule 13D is amended and supplemented by adding the following information under the new heading “Waiver and Amendment Agreement”:

CUSIP No. 18538Q105	13D	Page 4 of 6

Waiver and Amendment Agreement

On July 2, 2013, the Comcast Entities and BHN Spectrum entered into that certain Waiver and Amendment Agreement (the “Waiver and Amendment Agreement”) with the Sprint Entities providing that (i) the Comcast Entities and BHN Spectrum waive certain provisions of the standstill obligations under the Equityholders’ Agreement and (ii) the ROFO Agreement be amended to provide, among other things, that each of Comcast LLC and BHN Spectrum will offer to sell to Sprint, and Sprint will purchase (in each case, in accordance with the terms of the Equityholders’ Agreement) from each of Comcast LLC and BHN Spectrum, all of the equity securities of Clearwire and Clearwire Communications that such entity owns at a price per share equal to the highest price per share of Common Stock paid or to be paid in the Merger (which may not be less than $5.00, without interest), if the Merger Agreement is terminated for any reason (and not solely if the Merger Agreement is terminated due to the failure of the Clearwire stockholders to approve the Merger) and regardless of whether the SoftBank Transaction has been consummated. The amendments to the ROFO Agreement are substantially similar to the terms provided in the Voting and Sale Agreements and Farallon Voting and Sale Agreements referred to in Item 4 of Amendment No. 3 to the Statement on Schedule 13D filed on June 21, 2013 by the Sprint Entities and Item 4 of Amendment No. 4 to the Statement on Schedule 13D filed on June 24, 2013 by the Sprint Entities. For more information regarding the Voting and Sale Agreements and Farallon Voting and Sale Agreements, please refer to such amendments to the Schedule 13D filed by the Sprint Entities.

The foregoing descriptions of the Waiver and Amendment Agreement are only a summary, do not purport to be complete and are qualified in their entirety by reference to the full text of the Waiver and Amendment Agreement, which is filed as Exhibit 99.57, and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of July 2, 2013, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to the amounts listed in the table below and may be deemed to constitute a “group” under Section 13(d) of the Act.
Reporting Person	Class A Common Stock	% of Class A (1)	Class B Common Stock	% of Class B (1)	% Voting
Comcast (2)	88,504,132	12.7%	0	0%	6.0%
Comcast LLC (3)	88,504,132	12.7%	0	0%	6.0%

(1)
Shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of July 2, 2013. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person. The respective percentages of beneficial ownership of Class A Common Stock and Class B Common Stock are based on 699,173,175 shares of Class A Common Stock and 773,732,672 shares of Class B Common Stock outstanding as of April 23, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 26, 2013.

(2)
Consists of 88,504,132 shares of Class A Common Stock beneficially owned by Comcast LLC. By virtue of the fact that Comcast LLC is a wholly-owned subsidiary of Comcast, Comcast may be deemed to have shared voting and dispositive power with respect to the shares of Class A Common Stock owned by Comcast LLC.

(3)	Consists of 88,504,132 shares of Class A Common Stock beneficially owned by Comcast LLC.

Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons and (ii) to the Reporting Persons’ knowledge, the persons set forth on Appendix A-1 and A-2 of the Schedule 13D, beneficially owns any shares of Class A Common Stock as of July 2, 2013.

In addition to the beneficial ownership of the Reporting Persons described herein, by virtue of the Equityholders’ Agreement and Voting Agreement, each of the Reporting Persons, together with the Sprint Entities, the BHN Entities, Intel Capital Wireless Investment Corporation 2008A, a Delaware corporation (“Intel A”), Intel Capital Corporation, a Delaware corporation (“Intel Capital”), and Intel Capital (Cayman) Corporation, a Cayman Islands corporation (“Intel Cayman” and, together with Intel A and Intel Capital, the “Intel Entities”), may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own, have shared power to vote or direct the vote over and have shared dispositive power over the following shares of Class A Common Stock beneficially owned by the Sprint Entities, the BHN Entities and the Intel Entities:

CUSIP No. 18538Q105	13D	Page 5 of 6

•
Amendment No. 17 to the Statement on Schedule 13D filed by Intel Corporation on December 20, 2012 reports beneficial ownership of 94,076,878 shares of Class A Common Stock (which consists of 25,098,733 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman and 65,644,812 shares of Class B Common Stock held by Intel A) representing 12.4% of the Class A Common Stock;

•	The Statement on Schedule 13D filed on October 26, 2012 by the BHN Entities reports beneficial ownership of 8,474,440 shares of Class A Common Stock representing 1.2% of the Class A Common Stock; and

•
Amendment No. 5 to the Statement on Schedule 13D filed by the Sprint Entities on July 3, 2013 reports beneficial ownership of 739,010,818 shares of Class A Common Stock (which consists of 705,359,348 shares of Class B Common Stock held by Sprint Holdco, 30,922,958 shares of Class A Common Stock and 2,728,512 shares of Class B Common Stock held by SN UHC 1) representing 52.5% of the Class A Common Stock.

As described in Items 4 and 6 of this Schedule 13D, the Equityholders’ Agreement includes a voting agreement under which such Equityholders and their respective affiliates share the ability to elect a majority of the Issuer’s directors and the Voting Agreement includes a voting agreement under which the Equityholders and their respective affiliates agree to vote their shares of Common Stock to support the Merger. The Reporting Persons disclaim beneficial ownership of the shares of capital stock beneficially owned by such other Equityholders (other than the shares of capital stock beneficially owned by the Reporting Persons).

(c) Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons and (ii) to the Reporting Persons’ knowledge, the persons set forth on Appendix A-1 and A-2 of the Schedule 13D, has effected any transaction in Class A Common Stock during the 60 days prior to July 2, 2013.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented with the information contained in Item 4 of this Amendment, which is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Initial Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit No.	Description
99.57
Waiver and Amendment Agreement, dated as of July 2, 2013, by and among Sprint Nextel Corporation, Sprint HoldCo, LLC, SN UHC 1, Inc., Comcast Corporation, Comcast Wireless Investment, LLC and BHN Spectrum Investments, LLC (incorporated by reference to Exhibit (d)(26) of Amendment No. 10 to Schedule 13E-3 filed by Sprint Nextel Corporation on July 3, 2013).

CUSIP No. 18538Q105	13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2013

Comcast Corporation

By	/s/ Lawrence J. Salva
Name: Lawrence J. Salva
Title: Senior Vice President, Chief Accounting Officer and Controller

Comcast Wireless Investment, LLC

By	/s/ Lawrence J. Salva
Name: Lawrence J. Salva
Title: Senior Vice President

EXHIBITS INDEX

Exhibit No.	Description
99.1
Statement on Schedule 13D (the “Initial Joint 13D Filing”) filed on December 5, 2008 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.2
Amendment No. 1 to the Statement on Schedule 13D filed on February 27, 2009 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.3
Amendment No. 2 to the Statement on Schedule 13D (“Amendment No. 2”) filed on November 12, 2009 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.4
Amendment No. 3 to the Statement on Schedule 13D filed on December 22, 2009 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.5
Amendment No. 4 to the Statement on Schedule 13D (“Amendment No. 4”) filed on December 7, 2010 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.6
Amendment No. 5 to the Statement on Schedule 13D filed on December 14, 2010 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.7
Amendment No. 6 to the Statement on Schedule 13D filed on May 13, 2011 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.8
Amendment No. 7 to the Statement on Schedule 13D (“Amendment No. 7”) filed on June 8, 2011 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless

Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.9
Amendment No. 8 to the Statement on Schedule 13D (“Amendment No. 8”) filed on December 16, 2011 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.10
Amendment No. 9 to the Statement on Schedule 13D (“Amendment No. 9”) filed on February 24, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.11
Amendment No. 10 to the Statement on Schedule 13D filed on March 14, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.12
Amendment No. 11 to the Statement on Schedule 13D (“Amendment No. 11”) filed on June 15, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Eagle River Holdings, LLC and Craig O. McCaw

99.13
Amendment No. 12 to the Statement on Schedule 13D (“Amendment No. 12”) filed on September 14, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment, LLC, Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Eagle River Holdings, LLC and Craig O. McCaw

99.14
Amendment No. 13 to the Statement on Schedule 13D (“Amendment No. 13”) filed on October 3, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment, LLC, Time Warner Cable Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Eagle River Holdings, LLC and Craig O. McCaw

99.15
Transaction Agreement and Plan of Merger, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008)

99.16
Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of November 21, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.17
Equityholders’ Agreement, dated as of November 28, 2008, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation (incorporated herein by reference to Exhibit 4.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.18
Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., solely for purposes of Sections 7 through 19, Comcast Corporation, and solely for purposes of Sections 8 through 19, Time Warner Cable Inc. and Bright House Networks, LLC (incorporated herein by reference to Exhibit 99.4 to the Initial Joint 13D Filing)

99.19
Registration Rights Agreement, dated as of November 28, 2008, among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation and Middlefield Ventures, Inc. (incorporated herein by reference to Exhibit 4.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.20
Amended and Restated Operating Agreement of Clearwire Communications LLC, dated as of November 28, 2008 (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.21
Joint Filing Agreement, dated as of November 28, 2008, among the reporting persons to the Initial Joint 13D Filing and, solely for purposes of Sections 7, 8, 9 and 10, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation and Middlefield Ventures, Inc. (incorporated herein by reference to Exhibit 99.7 to the Initial Joint 13D Filing)

99.22
Investment Agreement, dated as of November 9, 2009, by and among Sprint Nextel Corporation, Clearwire Corporation, Clearwire Communications LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Eagle River Holdings, LLC and Intel Corporation (incorporated herein by reference to Exhibit 99.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed November 10, 2009)

99.23
Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Corporation, dated as of November 9, 2009, executed by Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC and BHN Spectrum Investments, LLC (incorporated herein by reference to Exhibit 99.9 to Amendment No. 2)

99.24
Unanimous Consent and Waiver, dated as of November 9, 2009, by and among Clearwire Corporation, Clearwire Communications LLC, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Corporation, Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 99.10 to Amendment No. 2)

99.25	Form of Lock-up Agreement (incorporated herein by reference to Exhibit 99.11 to Amendment No. 4)
99.26	Form of Preemptive Rights Waiver (incorporated herein by reference to Exhibit 99.12 to Amendment No. 4)

99.27
Amendment to Equityholders’ Agreement, dated as of December 8, 2010, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 4.11 of Clearwire Corporation’s Current Report on Form 8-K filed December 13, 2010)

99.28
Letter to Clearwire Corporation from Sprint Nextel Corporation, dated as of June 1, 2011, pursuant to Section 2.13(j) of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.14 to Amendment No. 7)

99.29
Commitment Agreement, dated as of November 30, 2011, by and among Clearwire Corporation, Clearwire Communications LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (including the form of Note attached as Exhibit B thereto) (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.30
Letter Agreement, dated as of November 30, 2011, by and among Clearwire Corporation, Clearwire Communications LLC, Sprint HoldCo, LLC, Sprint Nextel Corporation and Sprint Spectrum L.P. (incorporated herein by reference to Exhibit 10.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.31
Letter to Clearwire Corporation and Clearwire Communications LLC from Sprint Holdco, LLC, dated as of December 12, 2011, regarding Notice of Exercise of Preemptive Rights (incorporated herein by reference to Exhibit 99.17 to Amendment No. 8)

99.32
Investment Agreement, dated as of December 13, 2011, by and among Clearwire Corporation, Clearwire Communications LLC and Sprint HoldCo, LLC (incorporated herein by reference to Exhibit 99.18 to Amendment No. 8)

99.33	Form of 2011 Lock-Up Agreement (incorporated herein by reference to Exhibit 99.19 to Amendment No. 8)
99.34
Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Corporation, dated as of December 7, 2011, executed by Sprint HoldCo, LLC, Comcast Corporation, as Strategic Investor Representative, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation and Middlefield Ventures, Inc. (incorporated herein by reference to Exhibit 99.20 to Amendment No. 8)

99.35
Letter to Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC from Google Inc., dated as of February 7, 2012, pursuant to Section 5(a) of the Strategic Investor Agreement (incorporated herein by reference to Exhibit 99.21 to Amendment No. 9)

99.36
Letter to Sprint Nextel Corporation, Eagle River Holdings, LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Intel Corporation, and Clearwire Corporation from Google Inc., dated as of February 16, 2012, pursuant to Section 3.3 of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.22 to Amendment No. 9)

99.37
Letter to Clearwire Corporation, Eagle River, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, and Intel Corporation from Sprint Nextel Corporation and Sprint Holdco, LLC, dated as of June 8, 2012, pursuant to Section 2.13(j) of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.23 to Amendment No. 11)

99.38
Letter to Comcast Corporation and Bright House Networks, LLC from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC, dated as of August 29, 2012, pursuant to Section 5(a) of the Strategic Investor Agreement (incorporated herein by reference to Exhibit 99.24 to Amendment No. 12)

99.39
Request Notice to Clearwire Corporation from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC, dated as of August 29, 2012, pursuant to Section 3(c)(ii) and (d) of the Registration

Rights Agreement (incorporated herein by reference to Exhibit 99.25 to Amendment No. 12)
99.40
Exchange Notice to Clearwire Communications LLC and Clearwire Corporation from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC, dated as of September 4, 2012, pursuant to Section 7.9(c) of the Operating Agreement (incorporated herein by reference to Exhibit 99.26 to Amendment No. 12)

99.41
Letter to Sprint Nextel Corporation, Eagle River Holdings, LLC, Comcast Corporation, Bright House Networks, LLC, Intel Corporation, and Clearwire Corporation from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC, dated as of September 7, 2012, pursuant to Section 3.3 of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.27 to Amendment No. 12)

99.42
Exchange Notice to Clearwire Communications LLC and Clearwire Corporation from Comcast Wireless Investment, LLC, dated as of September 18, 2012, pursuant to Section 7.9(c) of the Operating Agreement (incorporated herein by reference to Exhibit 99.28 to Amendment No. 13)

99.43
Interest Notice pursuant to Section 3.3 of the Equityholders’ Agreement from Eagle River Holdings, LLC to Sprint Nextel Corporation, Comcast Corporation, Bright House Networks, LLC, and Intel Corporation dated as of October 17, 2012 (incorporated herein by reference to Exhibit 99.29 of Amendment No. 14 to Schedule 13D filed on October 18, 2012 by the Initial Sprint Entities and the ERH Entities)

99.44
Response Letter pursuant to Section 3.3 of the Equityholders’ Agreement from Sprint HoldCo, LLC to Eagle River Holdings, LLC dated as of October 17, 2012 (incorporated herein by reference to Exhibit 99.30 of Amendment No. 14 to the Statement on Schedule 13D filed on October 18, 2012 by the Initial Sprint Entities and the ERH Entities)

99.45
Joint Filing Agreement, dated as of October 22, 2012, between Comcast Corporation and Comcast Wireless Investment, LLC (incorporated herein by reference to Exhibit 99.45 of the Statement on Schedule 13D filed on October 22, 2012 by Comcast Corporation and Comcast Wireless Investment, LLC)

99.46
Agreement and Plan of Merger, dated as of December 17, 2012, by and among Sprint Nextel Corporation, Collie Acquisition Corp. and Clearwire Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 18, 2012)

99.47
Irrevocable Exchange Agreement, dated as of December 17, 2012, by and among Clearwire Corporation, Sprint Nextel Corporation and Intel Capital Wireless Investment Corporation 2008A (incorporated herein by reference to Exhibit 10.6 of Clearwire Corporation’s Current Report on Form 8-K filed December 18, 2012)

99.48
Consent and Agreement, dated as of December 17, 2012, by and among Softbank Corp., Starburst II, Inc. and Sprint Nextel Corporation (incorporated herein by reference to Exhibit 99.53 of Amendment No. 1 to the Statement on Schedule 13D filed on December 19, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC and SN UHC 1, Inc. (the “Sprint 13D Amendment”))

99.49
Voting and Support Agreement, dated as of December 17, 2012, among Clearwire Corporation and the persons named therein as stockholders of Clearwire Corporation and equityholders of Clearwire Communications LLC, as applicable (incorporated herein by reference to Exhibit 10.5 of Clearwire Corporation’s Current Report on Form 8-K filed December 18, 2012)

99.50
Agreement Regarding Right of First Offer, dated as of December 17, 2012, among Sprint Holdco, LLC, Sprint Nextel Corporation, and the persons named therein as stockholders of Clearwire Corporation and equityholders of Clearwire Communications LLC, as applicable (incorporated herein by reference to Exhibit 99.55 of the Sprint 13D Amendment)

99.51
Note Purchase Agreement, dated as of December 17, 2012, by and among Clearwire Corporation, Clearwire Communications LLC and Clearwire Finance, Inc., as issuers, and Sprint Nextel Corporation, as purchaser (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 18, 2012).

99.52
Form of Registration Rights Agreement by and among Clearwire Corporation, as parent, Clearwire Communications LLC and Clearwire Finance, Inc., as issuers, the guarantors party thereto and Sprint Nextel Corporation (included in Exhibit 99.51)

99.53
Form of Indenture by and among the Clearwire Communications LLC and Clearwire Finance, Inc., as issuers, the guarantors party thereto and Wilmington Trust, National Association, as trustee (included in Exhibit 99.51 to this Amendment No. 2 to the Statement on Schedule 13D)

99.54
Form of Stock Delivery Agreement by and among Clearwire Communications LLC and Clearwire Finance, Inc., as issuers, and Clearwire Corporation (included in Exhibit 99.51 to this Amendment No. 2 to the Statement on Schedule 13D)

99.55
Second Amendment to Equityholders’ Agreement, dated as of December 17, 2012, by and among Clearwire Corporation, Sprint HoldCo, LLC, SN UHC 1, Inc., Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 10.7 of Clearwire Corporation’s Current Report on Form 8-K filed December 18, 2012)

99.56
Third Amendment to Equityholders’ Agreement, dated as of December 17, 2012, by and among Clearwire Corporation, Sprint HoldCo, LLC, SN UHC 1, Inc., Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 10.8 of Clearwire Corporation’s Current Report on Form 8-K filed December 18, 2012)

99.57
Waiver and Amendment Agreement, dated as of July 2, 2013, by and among Sprint Nextel Corporation, Sprint HoldCo, LLC, SN UHC 1, Inc., Comcast Corporation, Comcast Wireless Investment, LLC and BHN Spectrum Investments, LLC (incorporated by reference to Exhibit (d)(26) of Amendment No. 10 to Schedule 13E-3 filed by Sprint Nextel Corporation on July 3, 2013).